Cover Letter
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Gratus Capital Properties Fund III LLC
      Qualification Letter
      CIK 0001867706
      File No. 024-11552

To Whom it may concern:

Following this attachment please find a Qualification Letter for Gratus Capital Properties Fund III LLC.

Sincerely,
/s/ Dodson Robinette PLLC